SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2001

                         (Commission File No. 001-14489)


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)


                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)


           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A PUBLICLY-HELD COMPANY)
                                NIRE 5330000580-0
                         CNPJ/MF NUMBER 02558132/0001-69

              MINUTES OF THE 128TH (ONE HUNDRED AND TWENTY-EIGHTH)
                           EXTRAORDINARY BOARD MEETING

1. - DATE, TIME AND LOCATION OF THE MEETING: The meeting was held at 11:00 A.M. of December 26, 2001, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N(0) 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal District of Brazil. 2. -
INVITATION: The Call for Attendance was made redundant under the terms provided by Article 20 of the Company's bylaws, owing to the presence of all members of the Company's Board of Directors. 3. - THE TABLE: Mr. ALEXANDRE BELDI NETTO, chairman of the Company's Board of Directors conducted the proceedings after inviting Mr. MARIO CESAR PEREIRA DE ARAUJO to act as secretary. 4.-
DELIBERATIONS: The members of the Board unanimously decided for the following, with no restrictions whatsoever. I. Approving of the acquisition of up to 26,900,000,000 shares issued by this Company, at their current market price, of which 3,900,000,000 are common shares and 23,000,000,000 preferred shares, for further cancellation or maintenance in treasury and subsequent divestment, with no reduction of the Capital Stock, leaving full responsibility for deciding on the best opportunity and on the amount of stock to be effectively acquired to the Board itself. The above-mentioned acquisitions are in accordance with Item VII under Article number 17 of the Company's bylaws and CVM Instructions numbers 10/80, 268/97 and 299/99 and aim at investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic performance. Operations will be carried out in the Sao Paulo Stock Exchange - BOVESPA - considering the shares' market-price, and mediated by brokerage agencies Sudameris - Corretora de Cambio e Valores Mobiliarios S/A, established at AV. ENGENHEIRO LUIZ CARLOS BERRINI 1297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; BBA Icatu - Corretora de Titulos e Valores Mobiliarios S/A, established at AV. PAULISTA, 37 - 20 ANDAR - CEP 01311-902 - SAO PAULO-SP; Novacao S/A - Corretora de Cambio e Valores Mobiliarios, established at AV. PAULISTA 1294 - 4 ANDAR - CEP 01310-915 - SAO PAULO - SP; Unibanco - Corretora de Valores Mobiliarios S/A, established at RUA DA QUITANDA, 157 - 3 ANDAR CENTRO
- CEP 01012-010 - SAO PAULO-SP; and Brascan S/A - Corretora de Titulos e Valores, established at AV. DAS NACOES 1995 - 19 ANDAR - CEP 04578-000 - SAO PAULO - SP, and supported by the values of existing reserves available at thE company's Equity Balance, as provided by Article 7 of CVM Instruction number 10/80. The present authorization shall remain effective for a maximum period of three months, starting at December 28, 2001 and closing at March 27, 2002. II. At the present date the Company owns a total of 296,460,147,061 (two hundred and ninety-six billion, four hundred and sixty million, one hundred and forty-seven thousand and sixty-one) outstanding shares, of which 56,767,050,001 (fifty-six billion, seven hundred and sixty-seven million, fifty thousand and one) are common shares and 239,693,097,060 (two hundred and thirty-nine billion, six hundred and ninety-three million, ninety-seven thousand and sixty) preferred shares. 5. With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Brasilia-DF, December 26, 2001. I hereby certify that the present document is a true copy of its original, drawn in its appropriate minute book.

                          MARIO CESAR PEREIRA DE ARAUJO
                               MEMBER OF THE BOARD

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A PUBLICLY-HELD COMPANY)
                                NIRE 5330000580-0
                         CNPJ/MF NUMBER 02558132/0001-69
                             A Publicly-Held Company

                                  RELEVANT FACT

The Board of Tele Centro Oeste Celular Participacoes S.A. in Assembly held on December 26, 2001 and in accordance with Item VII under Article number 17 of the Company's bylaws and with CVM Instructions numbers 10/80, 268/97 and 299/99, decided for the acquisition of up to 26,900,000,000 shares issued by this Company, at their current market price, of which 3,900,000,000 are common shares and 23,000,000,000 are preferred shares, for further cancellation or maintenance in treasury and subsequent divestment, with no reduction of the Capital Stock, leaving full responsibility for deciding on the best opportunity and on the amount of stock to be effectively acquired to the Board itself. The above-mentioned acquisitions aim at investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic performance. The present authorization will remain effective for a maximum period of three months, starting on December 28, 2001. Operations will be carried out in the Sao Paulo Stock Exchange - BOVESPA - considering shares' market-price, and mediated by brokerage agencies Sudameris - Corretora de Cambio e Valores Mobiliarios S/A, established at AV. ENGENHEIRO LUIZ CARLOS BERRINI 1297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; BBA Icatu - Corretora de Titulos E Valores Mobiliarios S/A, established at AV. PAULISTA, 37 - 20 ANDAR - CEP
01311-902 - SAO PAULO-SP; Novacao S/A - Corretora dE Cambio e Valores Mobiliarios, established at AV. PAULISTA 1294 - 4 ANDAR - CEP 01310-915 - SAO PAULO - SP; Unibanco - Corretora dE Valores Mobiliarios S/A, established at RUA DA QUITANDA, 157 - 3 ANDAR CENTRO - CEP 01012-010 - SAO PAULO-SP; and Brascan S/A - Corretora de Titulos e Valores, established at AV. DAS NACOES 1995 - 19 ANDAR - CEP 04578-000 - SAO PAULO - SP.

                          Brasilia, December 26, 2001.

                          MARIO CESAR PEREIRA DE ARAUJO
                Managing Director and Head of Investor Relations


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THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    Tele Centro Oeste Cellular Holding Company


Date: December 27, 2001         By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                    --------------------------------------------
                                    Name:  Mario Cesar Pereira de Araujo
                                    Title: President